UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FAO, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30240S600

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven Wilamowsky, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

January 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S600

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,258,251

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,258,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,258,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. FEIN 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,258,251

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,258,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,258,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.0%

14.	Type of Reporting Person (See Instructions) IA, PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,258,251

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,258,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,258,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,258,251

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,258,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,258,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of FAO, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1933, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 2520 Renaissance Boulevard, King of Prussia, PA 19406.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the “Reporting Persons”).   The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 2 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

(c) The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment strategies.  Laminar has no executive officers or directors.   The principal business of DESCO LP is to act as an investment adviser to certain funds, including without limitation Laminar.  The principal business of DESCO LLC is to act as managing member to certain funds, including without limitation Laminar.  D. E. Shaw & Co., Inc. (“DESCO Inc.”), a Delaware corporation, is the general partner of DESCO LP.  D. E. Shaw & Co. II, Inc. (“DESCO II, Inc.”), a Delaware corporation, is the managing member of DESCO LLC.  David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Laminar purchased (i) $3,686,126 aggregate principal amount of FAO, Inc. Convertible Equipment Notes (the “Equipment Notes”) plus $197,464 of accrued interest thereon for an aggregate sum of $3,398,131 in cash and (ii) 16,900 shares (the “Class I Shares”) of FAO, Inc. Class I Convertible Preferred Stock (the “Class I Preferred Stock”

and collectively with the Class J Convertible Preferred Stock of the Issuer, the “Preferred Stock”) for an aggregate sum of $10 in cash.  The Equipment Notes and the Class I Preferred Stock are convertible into Common Stock of the Issuer as set forth in Item 5 hereto.

The Equipment Notes and Class I Shares were purchased pursuant to a Purchase and Sale Agreement, dated as of January 15, 2004, among Laminar, Kayne Anderson Capital Advisors, L.P., Richard Kayne, and Fortune Twenty-Fifth, Inc.  A copy of this Purchase and Sale Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

All funds used in purchasing the Equipment Notes and the Class I Shares were obtained from the working capital of Laminar.

Item 4.	Purpose of Transaction
Laminar purchased the Equipment Notes and the Class I Shares for the purposes of (i) investing in the Issuer and (ii) obtaining a controlling equity interest in the Issuer.

The Issuer, its subsidiary FAO Schwarz, Inc. and certain of the Issuer’s other direct and indirect subsidiaries have each filed chapter 11 petitions pursuant to Title 11, United States Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On December 25, 2003, a wholly owned subsidiary of Laminar, VGACS Acquisition, Inc. (“VGACS”), entered into that certain Asset Purchase Agreement, dated as of December 25, 2003 (the “Asset Purchase Agreement”), among VGACS, the Issuer, and FAO Schwarz, Inc.  The Asset Purchase Agreement provides for the sale of certain material assets of the Issuer and its subsidiaries to VGACS in a sale authorized by the Bankruptcy Court pursuant to Section 363(b) of the Bankruptcy Code together with the assumption of certain contracts pursuant to Section 365 of the Bankruptcy Code.  A copy of the Asset Purchase Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

In addition, Laminar has in a separate transaction purchased a promissory note of the Issuer with an aggregate principal amount of $9,900,000 from KBB Retail Asset Corp.  Such note is not convertible into Common Stock.

Subject in each case to applicable law, Laminar intends to continue to review its investment in the Equipment Notes and Class I Shares (and the underlying Common Stock associated with such securities), from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Preferred Stock, Common Stock, or other securities related to the Issuer, and other general market and investment conditions.  If permitted by applicable law, Laminar may determine to acquire through open market purchases or otherwise additional shares of Preferred Stock, Common Stock, or other securities related to the Issuer, or may determine to sell through the open market or otherwise.

Except as contemplated in this Item 4, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Based upon the Issuer’s Quarterly Report on Form 10-Q/A for the period ended August 2, 2003, there were 5,152,775 shares of Common Stock outstanding as of November 7, 2003.  Laminar purchased (i) 16,900 Class I Shares which are convertible into 11,266,667 shares of Common Stock and (ii) $3,686,126 aggregate principal amount of Equipment Notes (plus $197,464 of accrued interest) which are convertible into 3883.59 shares (“Class J Shares”) of Class J Convertible Preferred Stock of the Issuer which are themselves convertible into 1,991,584 shares of Common Stock.  In accordance with Rule 13d-3(d)(l), Laminar may be deemed to beneficially own 13,258,251 shares of Common Stock representing 72.0% of the shares of Common Stock outstanding and deemed to be outstanding.

(b) Laminar will have the power to vote or to direct the vote (and the power to dispose or direct the disposition of) of the Class I Shares and the Common Stock issuable upon conversion of the Class I Shares.  Upon conversion of the Equipment Notes, Laminar will have the power to vote or direct the vote of the Class J Shares and the Common Stock issuable upon conversion of the Class J Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member also may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Class I Shares and the Common Stock issuable upon conversion of the Class I Shares.  Upon conversion of the Equipment Notes, DESCO LP and DESCO LLC may also be deemed to have the power to vote and or to direct the vote of (and the power to dispose or direct the disposition of) the Class J Shares and the Common Stock issuable upon conversion of the Class J Shares..  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Class I Shares and the Common Stock issuable upon conversion of the Class I Shares.  Upon conversion of the Equipment Notes, DESCO, Inc. may be deemed to have the power to vote and or to direct the vote of (and the power to dispose or direct the disposition of) the Class J Shares and the Common Stock issuable upon conversion of the Class J Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the power to vote or to direct the vote (and the power to dispose or direct the disposition of) of the Class I Shares and the Common Stock issuable upon conversion of the Class I Shares.  Upon conversion of the Equipment Notes, DESCO II, Inc. may be deemed to have the power to vote and or to direct the vote of (and the power to dispose or direct the disposition of) the Class J Shares and the Common Stock issuable upon conversion of the Class J Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Class I Shares, the Equipment Notes, the Class J Shares issuable upon conversion of the Equipment Notes, and the shares of Common Stock issuable upon conversion of the Class I Shares and the Class J Shares.

David E. Shaw does not own any shares of the Issuer directly.  By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc. which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Class I Shares, the Equipment Notes, the Class J Shares issuable upon conversion of the Equipment Notes, and the shares of Common Stock issuable upon conversion of the Class I Shares and the Class J Shares that are or would be owned by Laminar, which may be deemed to constitute 72.0% of the outstanding shares of Common Stock and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.  David E. Shaw disclaims beneficial ownership of the Class I Shares, the Equipment Notes, the Class J Shares issuable upon conversion of the Equipment Notes, and the shares of Common Stock issuable upon conversion of the Class I Shares and the Class J Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the shares owned by Laminar.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class I Shares or the Equipment Notes owned by Laminar, or the Class J Shares issuable upon conversion of such Equipment Notes or the shares of Common Stock issuable upon conversion of such Class I Shares or Class J Shares.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw in favor of Stuart Steckler, dated February 5, 2001.

Exhibit 2	Joint Filing Agreement, by and among the Reporting Persons, dated January 20, 2004.

Exhibit 3	Purchase and Sale Agreement, dated January 15, 2004, among D. E. Shaw Laminar Portfolios, L.L.C., Kayne Anderson Capital Advisors, L.P., Richard Kayne, and Fortune Twenty-Fifth, Inc.
Exhibit 4	Asset Purchase Agreement, dated as of December 25, 2003, among VGACS Acquisition, Inc., FAO, Inc. and FAO Schwarz, Inc.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  A Power of Attorney, dated February 5, 2001 granted by David E. Shaw in favor of Stuart Steckler is attached hereto as Exhibit 1 and incorporated herein by reference.

Dated: January 21, 2004
D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
	BY:	D. E. SHAW & CO., L.L.C., as managing member

	By:	/s/ Stuart Steckler
Name: Stuart Steckler
:		Title: Managing Director

D. E. SHAW & CO., L.P.

	By:	/s/ Stuart Steckler
Name: Stuart Steckler
Title: Managing Director

D. E. SHAW & CO., L.L.C.

	By:	/s/ Stuart Steckler
Name: Stuart Steckler
Title: Managing Director

DAVID E. SHAW

	By:	/s/ Stuart Steckler
Name: Stuart Steckler
Title: Attorney-in-Fact for David E. Shaw

Exhibit 1

POWER OF ATTORNEY

FOR CERTAIN FILINGS

UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute and appoint each of:

Lou Salkind and

Stu Steckler,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner or managing member of D. E. Shaw & Co., L. P., D.E. Shaw Development, L.P., D. E. Shaw & Co., L.L.C., D. E. Shaw Development, L.L.C., or Attenuon, L.L.C.) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on January 14, 1997, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 5, 2001

DAVID E. SHAW
/s/David E. Shaw
New York, New York

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per share of FAO, Inc., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 20th day of January, 2004.

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
	BY:	D. E. SHAW & CO., L.L.C., as managing member

	By:	/s/ Stuart Steckler
Name: Stuart Steckler
:		Title: Managing Director

D. E. SHAW & CO., L.P.

	By:	/s/ Stuart Steckler
Name: Stuart Steckler
Title: Managing Director

D. E. SHAW & CO., L.L.C.

	By:	/s/ Stuart Steckler
Name: Stuart Steckler
Title: Managing Director

DAVID E. SHAW

	By:	/s/ Stuart Steckler
Name: Stuart Steckler
Title: Attorney-in-Fact for David E. Shaw